SO 3/9/04

SECURITIE[S AND EXCHANGE COMM]ISSION

04004533

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH., D.C. 158 SECTION

| SEC FILE NUMBER |
|---|
| 8 - 39729 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ACCESS SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BUXTOM FARM ROAD
(No. And Street)

| STAMFORD | CT | 06905 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN SANTORY — (203) 454-2210 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

| 60 EAST $42^{ND}$ STREET | NEW YORK | NY | 10165 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED MAR 19 2004 THOMSON FINANCIAL

3.18.04

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, SCOTT B. FRISOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________________, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________

________________

________________

Signature

CEO

Title

Notary Public

SUSAN F. MALONEY
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 30, 2007

This report ** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
[redacted] (c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(l) An oath or affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
(o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

# ACCESS SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Access Securities, Inc.:

We have audited the accompanying statement of financial condition of Access Securities, Inc. (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Access Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 12, 2004

ACCESS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

## ASSETS

| | |
|---|---|
| Cash | $ 389,034 |
| Securities owned, at market value | 180,471 |
| Receivable from brokers and clearing organization | 3,307,659 |
| Furniture and equipment (net of accumulated depreciation of $523,559) | 74,943 |
| Security deposit and other assets | 15,159 |
| Investment in NASD Private Placement | 120,800 |
| TOTAL ASSETS | $ 4,088,066 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses payable | $ 2,685,552 |
| Securities sold not yet purchased, at market value | 154,766 |
| Total Liabilities | 2,840,318 |
| Shareholders' Equity: | |
| Common Stock – No Par Value, 100 shares authorized, 100 shares issued and outstanding | 566,881 |
| Retained earnings | 680,867 |
| Total Shareholders' Equity | 1,247,748 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 4,088,066 |

The accompanying notes are an integral part of this financial statement.

ACCESS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Access Securities, Inc., (the "Company") is a registered broker-dealer, primarily acting as a broker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. The company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD") and is registered with the National Futures Association ("NFA").

The Company computes depreciation using various methods based on the estimated useful lives of the depreciable assets.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counter-party with which it conducts business.

NOTE 2 - INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the corporation is not considered a taxable entity for federal income tax purposes. Any taxable income, losses or credits are reported by the stockholder on his individual tax return.

The Company does business in various states and is liable for minimum taxes in those states.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2003, the Company had net capital of $853,507, which exceeded its minimum requirement by $674,471.

The Company is also a member of the National Futures Association, subjecting them to the net capital rule pursuant to regulation 1.17 of the Commodity Futures Trading Commission. At December 31, 2003 there was $179,036, which the Company exceeded by $674,471 minimum net capital requirement

NOTE 4 - COMMITMENTS

The Company has offices in Connecticut, California, and Georgia. The Company leases office space in Connecticut under a lease, which expires October 31, 2005. The Company is paying rent on a month-to-month basis for its office in Georgia and does not have significant commitments on any other office.

The future minimum lease payments under the Connecticut lease are as follows:

| Year | Total |
|---|---|
| 2004 | 96,998 |
| 2005 | 82,606 |
| | $ 180,604 |

Total rent expense for the year ended December 31, 2003 approximated $93,000.